Loeb & Loeb LLP

2206-19 Jardine House 1	Direct	+852-3923-1111
Connaught Road Central	Main	+852-3923-1111
Hong Kong SAR	Fax	+852-3923-1100

May 26, 2023

United States Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Stickel and Susan Block

Re:	AGBA Group Holding Ltd. Registration Statement on Form S-1 Filed on April 26, 2023 File No. 333-271456

Dear Mr. Stickel and Ms. Block:

On behalf of our client, AGBA Group Holding Ltd. (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 filed on April 26, 2023 (the “Registration Statement”) contained in the Staff’s letter dated May 17, 2023 (the “Comment Letter”).

The Company has publicly filed an amendment No. 1 to registration statement on Form S-1 (the “Amendment”) accompanying this response letter, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement. Terms not otherwise defined herein have the meanings given to them in the Amendment.

Form S-1 filed on April 26, 2023

General

1.	Please provide your analysis as to why TAG Holdings Limited should not be deemed an underwriter within the meaning of Section 2(a)(11) of the Securities Act, or revise to identify TAG Holdings Limited as an underwriter.

Response:

TAG Holdings Limited (“TAG Holdings”) is not an underwriter within the meaning of Section 2(a)(11) of the Securities Act and the Company has amended page vii in response to the Staff’s comment.

The Company wishes to supplementally advise the Staff that TAG Holdings should not be considered a deemed underwriter for reasons as set out below.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such underwriting…” The Division of Corporation Finance (the “Division”) provided further guidance in Compliance and Disclosure Interpretation 612.09 (January 26, 2009) on the question of whether a “purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer” is a highly fact-specific question that should take into account the following considerations: (i) how long the selling shareholders have held the shares; (ii) the circumstances under which they received them; (iii) their relationship to the issuer; (iv) the amount of shares involved; (v) whether the sellers are in the business of underwriting securities; and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Los Angeles     New York     Chicago      Nashville     Washington, DC     San Francisco     Beijing     Hong Kong     www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission Page 2

The Company believes that the following analysis establishes that TAG Holdings is not a broker-dealer or affiliates of a broker-dealer and accordingly, should not be deemed a statutory underwriter.

(1)	How long TAG Holdings has held the shares

TAG Holdings acquired AGBA Shares that it holds in the Company pursuant to closing of the Business Combination on November 14, 2022, in consideration of TAG Holdings’ disposal of OnePlatform Holdings Limited (“OPH”) and TAG Asia Capital Holdings Limited (“Fintech”) at the closing at a share value of $10.00 per share. As far as the Company is aware, TAG Holdings has full economic and market risk relating to their ownership of the AGBA Shares. It has been more than 180 days since closing of the Business Combination. Accordingly, the Company believes that the AGBA Shares held by TAG Holdings have come to rest.

More crucially, pursuant to the Business Combination Agreement Waiver and Agreement dated October 21, 2022 (the “Undertaking”), entered by and among AAL, AGBA Merger Sub I Limited, AGBA Merger Sub II Limited, TAG International Limited, Fintech, OPH, TAG Asia Capital Holdings Limited, and TAG, TAG made an undertaking not to make any distribution of the AGBA Shares issued to it at the closing of the Business Combination to its ultimate beneficial shareholders, provided that nothing in that undertaking would prevent TAG, subject to compliance with applicable law, from selling or disposing of any or all of such AGBA Shares to any other person or persons for value consideration. TAG Holdings holds 55,000,000 AGBA Shares at closing of the Business Combination and to date, no AGBA Shares has been disposed of by TAG Holdings.

The Company believes the period of time that TAG Holdings will have held the AGBA Shares and has borne the economic and market risk of such ownership, together with the undertaking described above, evidence that it is acting for its own behalf and is not acting as a statutory underwriter.

(2)	The circumstances under which it received the shares

Please refer to the analysis above regarding the Business Combination (which includes the 10,000,000 AGBA Shares that TAG Holdings intends to sell under this offering).

(3)	Relationship to the Company

TAG Holdings was the sole owner of OPH and Fintech, being the target businesses acquired by AGBA upon consummation of the Business Combination. Upon consummation of the Business Combination, TAG Holdings held 92.22% of the share capital of the Company on November 16, 2022. Additionally, all directors and executive officers of the Company are designated by TAG Holdings (acting as a principal shareholder of AGBA) and pursuant to the terms of the Business Combination Agreement.

The Company is not entitled to any proceeds from the sale of AGBA Shares by any selling shareholders.

Notwithstanding that TAG Holdings is likely a “controlling person” the Company within the definition of Section 20 of Exchange Act and be subject to “controlling person” liabilities, as explained in the foregoing and the below (in particular, TAG Holdings did not acquire AGBA Shares from the Company with the view of distributing the securities subsequently), TAG Holdings shall not be deemed a statutory underwriter.

United States Securities and Exchange Commission Page 3

(4)	Amount of shares involved

TAG may sell up to 10,000,000 of its AGBA Shares, which constitutes approximately 18.6% of the AGBA Shares owned by TAG, which is a beneficial owner of 53,835,000 AGBA shares. TAG, as a legacy sole owner of Company’s core business (operated by OPH and Fintech), acquired ABGA shares upon closing of the Business Combination on November 14, 2022. TAG acquired AGBA shares more than 180 days ago without a view to offer or sell for the Company in connection with any distribution of securities. In addition, pursuant to the Business Combination Agreement Waiver and Agreement dated October 21, 2022, TAG made an undertaking not to make any distribution of AGBA shares issued to Aggregate Stock Consideration issued to it at the closing of the Business Combination to its ultimate beneficial shareholders. Given the totality of circumstances, we believe that TAG has borne the economic and market risk of such ownership and is acting for its own behalf in this offering and not as an underwriter.

(5)	Whether TAG Holdings is in the business of underwriting securities

TAG Holdings Limited, as a member of the Legacy Group, engages mainly in investment holding including OPH and Fintech and does not engage in underwriting of securities. In connection with the proposed sale of the AGBA Sale Shares, TAG Holdings has not entered into any agreement, nor is any agreement being contemplated, whereby they would serve as underwriters in connection with this offering (whether with HKSCC Nominees Limited, other broker-dealers or otherwise in accordance with the terms of the Undertaking). For this reason and the discussions above, the Company believes TAG Holdings did not acquire their shares with a view to distribution and thus should not be viewed as “statutory underwriters” in connection with this offering.

(6)	Whether under all the circumstances it appears that TAG Holdings is acting as a conduit for the Company

Given the totality of circumstances including the relationship of TAG Holdings to the Company and this offering, TAG Holdings is not acting as a conduit for the Company in a distribution to the public. The Company will not receive any proceeds from the sale of AGBA Shares by any selling shareholders. The proceeds from the sale of shares will be used by each selling shareholder for its own purposes.

For the foregoing reasons, the Company believes that TAG Holdings, is not and should not be considered, an “underwriter” under Section 2(a)(11) of the Securities Act with respect to the sale of the shares in the proposed offering. The Company believes that the sale of the shares in the proposed offering represents a true secondary offering consistent with the Division’s guidance.

2.	Please revise to update your disclosures to reflect that the Business Combination has closed. For instance, and without limitation, we note your disclosures on pages 31, 112 and 113, regarding management's belief that certain services will continue following the business combination, and disclosure on page 54 that following the business combination you will independently manage the capital structure and sources of liquidity.

Response: The Company has amended pages iii, v, 2, 34, 62, 121-124 and other applicable places.

Prospectus Cover Page, page i

3.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities or for the warrants, units or rights overlying such securities.

Response: The Company has amended the prospectus cover page and page 12 of the Amendment in response to the Staff’s comment.

4.	Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company has amended the prospectus cover page and pages 8, 42, 44 and 62 in response to the Staff’s comment.

United States Securities and Exchange Commission Page 4

5.	Please disclose the number of shares representing your public float. State, if true, that the shares being registered for resale exceed your public float and state the percentage of your public float that the shares being offered for resale represents. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock. Also disclose the number of shares of Class A common stock that were redeemed in connection with your business combination.

Response: The Company has amended the cover page of the prospectus and page 12 in response to the Staff’s comments.

6.	We note your disclosure that certain of the Selling Securityholders may realize a positive rate of return on the sale of their AGBA Shares covered by this prospectus even if the market price of AGBA Shares is below the most recent closing price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.

Response: The Company has amended the cover page of the prospectus in response to the Staff’s comment.

7.	Please disclose prominently on the prospectus cover page that you are not a Hong Kong operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries.

Response: The Company has amended the cover page of the prospectus in response to the Staff’s comment.

8.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company has amended the cover page of the prospectus, pages and 16 in response to the Staff’s comment.

United States Securities and Exchange Commission Page 5

9.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and other entities, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. In addition, disclose here and in the prospectus summary whether you have cash management policies that dictate how funds are transferred.

Response: The Company has amended page iii and added a section “Transfers of Cash to and from Our Subsidiaries” in response to the Staff’s comment.

Prospectus Summary, page 1

10.	Please disclose in this section each permission or approval that you, your subsidiaries, or other entities are required to obtain from Chinese authorities to operate their business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or other entities are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve you or your subsidiaries' operations, and state affirmatively whether it has received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you or your investors if you, your subsidiaries, or other entities: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. To the extent you conclude that your Business does not require any permissions or approvals from the Chinese authorities to operate its business, explain in the summary section how you determined that the permissions are not required. If you relied on the advice of counsel, provide counsel's name and consent. If you did not consult with counsel, please explain why.

Response: The Company has amended page 2 of the prospectus in response to the Staff’s comment.

11.	Provide a clear description in this section of how cash is transferred through your organization. Also provide a description of how cash is transferred through AGBA and your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and other entities, and direction of transfer. Quantify any dividends or distributions that a subsidiary or other entities have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including its subsidiaries and/or other entities, to the parent company and U.S. investors. Include a cross-reference to the condensed consolidating schedule.

Response: The Company has amended page iii and added a section “Transfers of Cash to and from Our Subsidiaries” in response to the Staff’s comment.

12.	Disclose in this section that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

Response: The disclosure on the cover page and pages 16-17 of this Amendment has been revised in accordance with the Staff’s comment.

United States Securities and Exchange Commission Page 6

Management's Discussion and Analysis of Financial Condition

Overview, page 43

13.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, and we note your plan to do so on page 56, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The disclosure on page 56 and 66 of this Amendment has been revised in accordance with the Staff’s comment.

14.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should also discuss the fact that TAG Holdings Limited, a beneficial owner of more than 80% of your outstanding shares, may be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: We respectfully inform the Staff that TAG Holdings Limited, which is a beneficial owner of 53,835,000 AGBA shares, may be able to sell up to 10,000,000 of its AGBA shares, which constitutes approximately 18.6% of AGBA shares owned by TAG, for so long as the registration statement of which this prospectus forms a part is available for use. The Company has amended pages vii and 99 in response to the Staff’s comment.

Principal Shareholders, page 109

15.	Please revise to include the beneficial ownership of TAG Holdings Limited in a footnote to the table, including the natural person or persons with voting and dispositive control of the shares.

Response: The Company has amended page 99 in response to the Staff’s comment.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Lawrence Venick
Lawrence Venick

cc: Mr. Desmond Shu Pei Huang